                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 4)*

                          United Retail Group, Inc.
                          -------------------------
                               (Name of Issuer)

                        Common Stock ($.001 Par Value)
                        ------------------------------
                        (Title of Class of Securities)

                                  911380103
                                  ---------
                                (CUSIP Number)

          George R. Remeta, 365 West Passaic Street, Rochelle Park,
                           NJ 07662 (201) 909-2110
     --------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                              November 20, 1998
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

Check the following box if a fee is being paid with the statement ___. (A fee is not required only if reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 911380103

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         RAPHAEL BENAROYA

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

         (a)
         (b) X

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [ ]
         PURSUANT TO ITEMS 2(d) or 2(E)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.; ISRAEL

                           7.       SOLE VOTING POWER
                                    -0-
NUMBER OF
SHARES                     8.       SHARED VOTING POWER
BENEFICIALLY                        5,275,574
OWNED BY
EACH                       9.       SOLE DISPOSITIVE POWER
REPORTING                           -0-
PERSON
WITH                       10.      SHARED DISPOSITIVE POWER
                                    5,275,574

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,275,574

12.      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  [ ]
         CERTAIN SHARES (SEE INSTRUCTIONS)

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         38.8%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN

                                       13D


CUSIP NO. 911380103

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GEORGE R. REMETA

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

         (a)
         (b) X

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [ ]
         PURSUANT TO ITEMS 2(d) or 2(E)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

                           7.       SOLE VOTING POWER
                                    -0-
NUMBER OF
SHARES                     8.       SHARED VOTING POWER
BENEFICIALLY                        5,275,574
OWNED BY
EACH                       9.       SOLE DISPOSITIVE POWER
REPORTING                           -0-
PERSON
WITH                       10.      SHARED DISPOSITIVE POWER
                                    5,275,574

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,275,574

12.      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  [ ]
         CERTAIN SHARES (SEE INSTRUCTIONS)

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         38.8%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN

                                       13D


CUSIP NO. 911380103

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ELLEN DEMAIO

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

         (a)
         (b) X

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [ ]
         PURSUANT TO ITEMS 2(d) or 2(E)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

                           7.       SOLE VOTING POWER
                                    -0-
NUMBER OF
SHARES                     8.       SHARED VOTING POWER
BENEFICIALLY                        5,275,574
OWNED BY
EACH                       9.       SOLE DISPOSITIVE POWER
REPORTING                           -0-
PERSON
WITH                       10.      SHARED DISPOSITIVE POWER
                                    5,275,574

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,275,574

12.      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  [ ]
         CERTAIN SHARES (SEE INSTRUCTIONS)

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         38.8%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN

                                       13D

CUSIP NO. 911380103

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         BRADLEY ORLOFF

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

         (a)
         (b) X

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [ ]
         PURSUANT TO ITEMS 2(d) or 2(E)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

                           7.       SOLE VOTING POWER
                                    -0-
NUMBER OF
SHARES                     8.       SHARED VOTING POWER
BENEFICIALLY                        5,275,574
OWNED BY
EACH                       9.       SOLE DISPOSITIVE POWER
REPORTING                           -0-
PERSON
WITH                       10.      SHARED DISPOSITIVE POWER
                                    5,275,574

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,275,574

12.      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  [ ]
         CERTAIN SHARES (SEE INSTRUCTIONS)

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         38.8%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN

                                       13D

CUSIP NO. 911380103

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         FREDRIC E. STERN

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

         (a)
         (b) X

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [ ]
         PURSUANT TO ITEMS 2(d) or 2(E)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

                           7.       SOLE VOTING POWER
                                    -0-
NUMBER OF
SHARES                     8.       SHARED VOTING POWER
BENEFICIALLY                        5,275,574
OWNED BY
EACH                       9.       SOLE DISPOSITIVE POWER
REPORTING                           -0-
PERSON
WITH                       10.      SHARED DISPOSITIVE POWER
                                    5,275,574

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,275,574

12.      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  [ ]
         CERTAIN SHARES (SEE INSTRUCTIONS)

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         38.8%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN

CUSIP No. 911380103

                 STATEMENT ON SCHEDULE 13D - AMENDMENT NO. 4

ITEM 1.           SECURITY AND ISSUER.

                  Common Stock, $.001 par value per share ("Shares"), of United Retail Group, Inc. (the "Issuer"), 365 West Passaic Street, Rochelle Park, NJ 07662

ITEM 2.           IDENTITY AND BACKGROUND.

                  (a) See Item 1 of the cover pages for the names of the reporting persons.

                  (b) The business address of the reporting persons is:

                  c/o United Retail Group, Inc.
                  365 West Passaic Street
                  Rochelle Park, NJ  07662

                  (c) The present principal occupation or employment of each of the reporting persons is employee of the Issuer. The Issuer operates a chain of retail specialty stores selling large size women's apparel and accessories.

                  (d) None of the reporting persons has been convicted in a criminal proceeding during the last five years.

                  (e) None of the reporting persons has during the last five years been a party to a civil proceeding of a judicial or administrative body and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) See Item 6 of the cover pages for the citizenship of the reporting persons.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Not Applicable.

ITEM 4.           PURPOSE OF TRANSACTION.

                  All the reporting persons purchased Shares and acquired employee stock options for investment. (Certain of the reporting persons sold the Shares they purchased.)

                  The reporting persons have no plans or proposals that relate to or would result in:

                  (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except the exercise of employee stock options;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors, except to fill one vacancy;

                  (e) Any material change in the present capitalization or dividend policy of the Issuer;

                  (f) Any other material change in the Issuer's business or corporate structure;

                  (g) Changes in the Issuer's certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) Causing a class of securities of the Issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) of the Securities Exchange Act (the "Act"); or

                  (j)  Any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The aggregate number of Shares beneficially owned by each reporting person, identifying Shares which there is a right to acquire upon exercise of vested employee stock options, and the percentage of the Shares owned beneficially by each reporting person is as follows:

                                     Outstanding    Vested     Total     %
                  Name               Shares Owned   Options    Number    of Class
                  ----               ------------   -------    ------    --------

                  Raphael Benaroya    2,277,937      341,570  2,619,507   19.5%
                  Ellen Demaio              -0-       20,000     20,000    0.2%
                  Bradley Orloff            -0-       14,000     14,000    0.1%
                  George R. Remeta      341,888      139,000    480,888    3.6%
                  Fredric E. Stern       26,300        6,000     32,300    0.2%

                  The reporting persons believe that the other persons who might comprise a group with the reporting persons within the meaning of Section 13(d) (3) of the Act are the beneficial owners of the following shares:

                                                Outstanding      Vested     Total       %
                  Name                          Shares Owned     Options    Number      of Class
                  ----                          ------------     -------    ------      --------

                  Mort Greenberg                     3,500         -0-         3,500       --
                  Limited Direct Assoc. L.P.     2,100,000         -0-     2,100,000       16.0%
                  Cheryl A. Lutz                        79         -0-            79       --
                  Jerry Silverman                    5,300         -0-         5,300       --

                  (b) the persons named in the preceding subsection, together with the Issuer and Centre Capital Investors L.P. ("CCI"), are parties to the Restated Stockholders' Agreement, dated December 23, 1992 (as amended the "Restated Stockholders' Agreement"), which is incorporated herein by reference to Exhibit No. 2 hereto. The Restated Stockholders' Agreement provides, among other things, that the parties other than the Issuer and CCI shall take such action, including the voting of Shares, as may be necessary to cause the Board to be elected in the following manner:

                  (i) the Board shall consist of nine members, of whom two are persons ("Management Directors") nominated by the Chairman of the Board, one is a person nominated by Limited Direct Associates, L.P. ("LDA") and six are persons ("Public Directors") who are not affiliates of (w) Mr. Benaroya, (x) certain executives of the Issuer or (y) Mr. Benaroya's or such executives' Permitted Transferees under the Restated Stockholders' Agreement (collectively, "Management Investors") or (z) LDA, named by the Nominating
                  Committee and approved by the Board;

                  (ii) if the holdings of the Management Investors increase to at least 3,010,000 Shares, the Chairman of the Board shall be entitled to nominate one additional Management Director, for a total Board membership of 10, for so long as he and his family continue to hold at least 500,000 Shares, he remains Chairman of the Board and the Management Investors continue to hold at least 2,010,000 Shares, provided, that in the event the number of Shares held by the Chairman (and his family) and the Management Investors falls below 500,000 Shares and 2,010,000 Shares, respectively, the Chairman shall thereafter nominate two persons, rather than three persons, for election as Directors;

                  (iii) in the event of Mr. Benaroya's termination as Chairman of the Board under any circumstances, (x) he shall be entitled to nominate one Director so long as he and his family continue to hold at least 100,000 Shares, (y) one other person, who would otherwise have been nominated by him as a Director, shall be named instead by the Nominating Committee and approved by the Board and (z) if the Board then has 10 members, the Board membership shall be decreased to nine; and

                  (iv) the rights of Mr. Benaroya and LDA to nominate a Director shall expire if their stockholdings fall below 100,000 Shares and, in the case of Mr. Benaroya, he no longer serves as Chairman of the Board; in which case the Director who would otherwise be nominated by such party shall be named instead by the Nominating Committee and approved by the Board.

                  The Restated Stockholders' Agreement provides that the parties other than the Issuer and CCI shall act together in connection with the election of the Board, the removal of directors and certain amendments to the by-laws of the Issuer. Accordingly, the stockholders of the Issuer who are parties to the Restated Stockholders' Agreement might be deemed to share voting power with respect to all the Shares beneficially owned by them.

                  The voting arrangement under the Restated Stockholders' Agreement described above expires on July 17, 1999.

                  Except for the provisions of the Restated Stockholders' Agreement, each of the reporting persons has the power, either solely or jointly with a spouse, to vote the Shares he owns and believes that the other stockholders of the Issuer who are parties to the Restated Stockholders' Agreement have the power, either solely or jointly with a spouse, to vote the Shares they own.

                  The Restated Stockholders' Agreement contains certain restrictions on transfers of Shares held by the stockholders of the Issuer who are parties to the Restated Stockholders' Agreement but it unconditionally permits sales on the NASDAQ National Market System and donations to charity. Accordingly, the stockholders of the Issuer who are parties to the Restated Stockholders' Agreement might be deemed to share the power to dispose of all the Shares beneficially owned by them. Except for the provisions of the Restated Stockholders' Agreement and the pledges of shares of Common Stock referred to in Item 6 below, each of the reporting persons has the power, either solely or jointly with a spouse, to dispose of the Shares he owns and he believes that the other stockholders of the Issuer who are parties to the Restated Stockholders' Agreement have the power, either solely or jointly with a spouse, to dispose of the Shares they own.

                  Each of the reporting persons disclaims beneficial ownership of the Shares held by all the other parties to the Restated Stockholders' Agreement.

                  In addition to the reporting persons, CCI and the Issuer, the current parties to the Restated Stockholders' Agreement are:

                  (i)      Mort Greenberg
                           6866 Touchtown Circle
                           Palm Beach Gardens, FL 33418

                  (ii)     Limited Direct Associates, L.P.
                           Three Limited Parkway
                           Columbus, OH  43230

                  (iii)    Cheryl A. Lutz
                           4408 F Street
                           Sacramento, CA 95819

                  (iv)     Jerry Silverman
                           3017 Caminito Carboneras
                           Del Mar, CA  92014

                  Mr. Greenberg is retired and is a citizen of the United
                  States.

                  LDA is a Delaware limited partnership. The reporting persons believe that LDA is controlled by The Limited, Inc.

                  Ms. Lutz is an employee of the Issuer and is a citizen of the United States.

                  Mr. Silverman is the proprietor of Silverman & Associates, a real estate consultancy, with offices at 3017 Caminito Carboneras, Del Mar, CA 92014. He is a citizen of the United States.

                  The reporting persons have no reason to believe that Mr. Greenberg, LDA, Ms. Lutz or Mr. Silverman during the last five years has either been convicted in a criminal proceeding or was a party to a civil proceeding before a judicial or administrative body and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (c) None of the reporting persons effected any transaction involving Shares during the last 60 days.

                  (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares owned by the reporting persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The reporting persons are parties to the Restated Stockholders' Agreement, which is incorporated herein by reference to Exhibit No. 2 hereto.

                  The Shares purchased on February 13, 1998 by each of Mr. Benaroya and Mr. Remeta have been pledged to the Company to secure payment of a loan to him by the Company to finance the withholding taxes incurred by him in connection with the purchase. Mr. Benaroya purchased 777,925 Shares. Mr. Remeta purchased 116,888 Shares.The loans were in the amounts of $1,637,087 to Mr. Benaroya and $245,543 to Mr. Remeta; have a term of four years; and provide for full recourse.

                  The Employment Agreements, dated November 20, 1998, between the Company and Raphael Benaroya and George R. Remeta, respectively, contain provisions that accelerate the exercisability of unvested employee stock options in the event of termination without cause, as defined in the Employment Agreements. In the event of termination without cause, unvested employee stock options to purchase 258,430 shares by Mr. Benaroya and 121,000 shares by Mr. Remeta will become fully exercisable immediately. The Employment Agreements, and the stock option agreements between the Company and Messrs. Benaroya and Remeta, respectively, also provide for the acceleration of unvested options in the event of a change of control of the Company, as defined therein.

                  The Employment Agreements are incorporated herein by reference to Exhibit Nos. 3.7 and 3.8


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  1. Joint Filing Agreement among the reporting persons (filed on July 22, 1993).

                  2. Restated Stockholders' Agreement among the Issuer, CCI, LDA and the Management Stockholders, and Amendment Nos. 1,2 and 3 thereto (filed on November 16, 1998).

                  3.1. Restated 1990 Stock Option Plan as of March 6, 1998 (filed on November 16, 1998).

                  3.2. Restated 1990 Stock Option Plan as of May 28, 1996 (filed on November 16, 1998).

                  3.3. Restated 1996 Stock Option Plan as of March 6, 1998 (filed on November 16, 1998).

                  3.4. Restated 1989 Management Stock Option Plan as of May 6, 1998 (filed on November 16, 1998).

                  3.5. 1998 Stock Option Agreement between the Issuer and Raphael Benaroya (filed on November 16, 1998).

                  3.6. 1998 Stock Option Agreement between the Issuer and George R. Remeta (filed on November 16, 1998).

                  3.7 Employment Agreement, dated November 20, 1998, between the Issuer and Raphael Benaroya.

                  3.8 Employment Agreement, dated November 20, 1998, between the Issuer and George R. Remeta.

SIGNATURE:

         This joint Schedule 13D Amendment No. 4 is filed on behalf of each of the following stockholders of the Issuer.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in Schedule 13D Amendment No. 4 is true, complete and correct.

         Name                                          Date
         ----                                          ----

         RAPHAEL BENAROYA    *                         December 2, 1998
         ----------------------
         Raphael Benaroya

         /s/ GEORGE R. REMETA                          December 2, 1998
         ----------------------
         George R. Remeta

         ELLEN DEMAIO        *                         December 2, 1998
         ----------------------
         Ellen Demaio

         BRADLEY ORLOFF      *                         December 2, 1998
         ----------------------
         Bradley Orloff

         FREDRIC E. STERN    *                         December 2, 1998
         ----------------------
         Fredric E. Stern

         *By /s/ GEORGE R. REMETA, as attorney-in-fact pursuant to the power of attorney contained in Exhibit 1 to the Statement on Schedule 13D filed on July 22, 1993.

Attention: Intentional misstatement or omissions of fact constitute federal criminal violations (see U.S.C. 1001).

                                EXHIBIT INDEX
                                -------------

     Exhibit No.                      Description
     -----------                      -----------

         1. Joint Filing Agreement among the reporting persons (filed on July 22, 1993).

         2. Restated Stockholders' Agreement among the Issuer, CCI, LDA and the Management Stockholders and Amendment Nos. 1,2 and 3 thereto (filed on November 16, 1998).

         3.1. Restated 1990 Stock Option Plan as of March 6, 1998 (filed on November 16, 1998).

         3.2. Restated 1990 Stock Option Plan as of May 28, 1996 (filed on November 16, 1998).

         3.3. Restated 1996 Stock Option Plan as of March 6, 1998 (filed on November 16, 1998).

         3.4. Restated 1989 Management Stock Option Plan as of May 6, 1998 (filed on November 16, 1998).

         3.5. 1998 Stock Option Agreement between the Issuer and Raphael Benaroya (filed on November 16, 1998).

         3.6. 1998 Stock Option Agreement between the Issuer and George R. Remeta (filed on November 16, 1998).

         3.7 Employment Agreement, dated November 20, 1998, between the Issuer and Raphael Benaroya.

         3.8 Employment Agreement, dated November 20, 1998, between the Issuer and George R. Remeta.